Escalon Medical Corp. 565 East Swedesford Road, Suite 200 Wayne, PA 19087 Tel.610-688-6830 • Fax. 610-688-3641

May 20, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Escalon Medical Corp.
File No. 333-157174
Registration Statement on Form S-3
     Ladies and Gentlemen:
          Escalon Medical Corp. (the “Company”) hereby withdrawals it’s request dated May 19, 2009 that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-157174) be accelerated to 9 a.m. on Thursday, May 21, 2009.

Sincerely, ESCALON MEDICAL CORP.
By:	/s/ Richard J. DePiano
Richard J. DePiano,
Chairman of the Board